WISCONSIN PUBLIC SERVICE CORPORATION AND SUBSIDIARY                     EXHIBIT A-2
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2000                                          Page 1
(Thousands)

	Wisconsin Public Service Corporation	WPS Leasing, Inc.	WPS Investments, Inc.	Eliminations		Consolidated Statement of Retained Earnings
				Debit	Credit

Retained Earnings (1/1/00)	$263,922	$(627)	-	-	627	$263,922
Net Income	73,481	(105)	-	-	105	73,481
	337,403	(732)	-	-	732	337,403

Dividends Declared
Dividends on preferred stock	3,111	-	-	-	-	3,111
Dividends on common stock	105,000	-	-	-	-	105,000
Retained Earnings (12/31/00)	$229,292	$(732)	$-	$-	$732	$229,292